Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2013	Year Ended December 31
		2012	2011	2010	2009	2008
	(Millions of dollars)
Net Income Attributable to Chevron Corporation	$6,178	$26,179	$26,895	$19,024	$10,483	$23,931
Income Tax Expense	4,044	19,996	20,626	12,919	7,965	19,026
Distributions Less Than Equity in Earnings of Affiliates	(578)	(1,351)	(570)	(501)	(103)	(440)
Noncontrolling Interests	61	157	113	112	80	100
Previously Capitalized Interest Charged to Earnings During Period	23	123	117	240	261	91
Interest and Debt Expense	—	—	—	50	28	—
Interest Portion of Rentals (1)	87	316	288	300	299	274
Earnings Before Provision for Taxes and Fixed Charges	$9,815	$45,420	$47,469	$32,144	$19,013	$42,982

Interest and Debt Expense	—	—	—	50	28	—
Interest Portion of Rentals (1)	87	316	288	300	299	274
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—	—
Capitalized Interest	56	230	288	267	273	256

Total Fixed Charges	$143	$546	$576	$617	$600	$530

Ratio of Earnings to Fixed Charges	68.64	83.19	82.41	52.10	31.69	81.10

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

41